Dreyfus Premier Greater China Fund

ANNUAL REPORT October 31, 2006



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund

 ## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Greater China Fund, covering the 12-month period from November 1, 2005, through October 31, 2006.

Although reports of slower economic growth and declining housing prices in the United States recently have raised economic concerns among both U.S. and international investors, we believe that neither a domestic recession nor a major shortfall in global growth is likely. Stimulative monetary policies among many central banks over the last several years have left a legacy of ample financial liquidity worldwide, which should continue to support global economic growth. Indeed, most nations' monetary policies have so far tightened only from stimulative to neutral, leaving room for further expansion.

The international equity markets seem to concur with our view that global economic conditions remain sound, as evidenced by higher stock prices over the past 12 months across most geographic regions and market capitalizations. However, investors anticipating more subdued profit growth in a slower-growth economy recently have begun to favor high-quality, multinational companies and other businesses with the ability to sustain profitability in a variety of economic environments. This pattern is consistent with previous mid-cycle slowdowns. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



DISCUSSION OF FUND PERFORMANCE

Adrian Au, Portfolio Manager

How did Dreyfus Premier Greater China Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2006, the fund's Class A, B, C, R and T shares produced total returns of 60.66%, 59.37%, 59.44%, 61.14% and 60.07%, respectively.[1] In contrast, the fund's benchmark, the Hang Seng Index, produced a total return of 32.02% for the same period.[2]

Strong economic growth in China and the prospect of gradual currency appreciation continued to attract foreign capital, boosting stock market returns. The fund's strong relative performance was driven by our emphasis on financial, consumer-oriented and infrastructure-development companies.

Market conditions during the reporting period proved to be particularly favorable for Chinese companies in general and the fund's investment strategy in particular. This level of performance is not sustainable and should not be expected to continue over the long term. Pursuing this level of return involves accepting increased risk.

What is the fund's investment approach?

The fund, which seeks long-term capital appreciation, normally invests at least 80% of its assets in stocks of companies that (i) are principally traded in China, Hong Kong or Taiwan (Greater China), (ii) derive at least 50% of their revenues from Greater China, or (iii) have at least 50% of their assets in Greater China. To determine where the fund will invest, we analyze several factors, including economic and political trends in Greater China, the current financial condition and future prospects of individual companies and sectors in the region, and the valuation of one market or company relative to that of another.

What other factors influenced the fund's performance?

Economic growth in China accelerated from 9.9% in 2005 to an annualized rate of 11.3% in the second quarter of 2006, benefiting the fund's financial holdings, such as China Construction Bank and China Life Insurance. The reporting period also saw the successful privatization of major state-owned banks, including a $20 billion initial public offering of Industrial and Commercial Bank of China. The fund has established positions in these newly listed financial companies with the view that China's consumer credit market has ample potential for growth.

To avoid economic overheating, the Chinese government raised interest rates, increased bank reserve requirements and implemented measures to prevent speculation in the real estate market. These restrictions, coupled with monetary tightening by central banks in the U.S. and Japan, caused China's stock market to decline sharply in May. Still, China's economic growth rate moderated only slightly to a 10.4% annualized rate for the third quarter of 2006.

In light of the government's more restrictive policies, we adopted a more cautious view regarding economically sensitive stocks, and we shifted the fund's focus to companies serving domestic consumers as well as businesses engaged in infrastructure development. As a result, the fund benefited from gains in national department store chain Parkson Retail Group, food processor COFCO International and manufacturer Harbin Power Equipment. However, we were surprised by the swift recovery of the more cyclical sectors following the May correction, and the fund's relatively light exposure to commodity and property-related companies — as well as underweighted positions in large-cap stocks, such as China Mobile — detracted somewhat from relative performance in the third quarter.

In other areas, the Chinese government has instituted major new initiatives in environmental control and the rural sector. More stringent rules for waste gas emissions and sewage already have been established in the Pearl and Yangtze Delta areas. Sino-Environment Technology Group, which manufactures waste gas filters, significantly benefited from these measures.

Finally, it is worth noting that several major geopolitical events occurred in Asia during the reporting period — North Korea's testing of a nuclear weapon and the overthrow of the government in Thailand and demonstrations against Taiwanese president pressurizing him to resign — did not have a material impact on the region's equity markets.

What is the fund's current strategy?

We have continued to look for companies with accelerating earnings and reasonably valued share prices relative to their growth potential. Characteristics of such companies include high-quality management with a commitment to increasing shareholder value, strong earnings momentum with consistent free cash flow generation, sound business fundamentals and long-term vision. Generally, the companies in which the fund invests have leadership potential in their respective industries.

We continue to hold shares in the financial sector as well as some oil and commodity stocks and we also continue to find a number of opportunities meeting our criteria in the domestic consumption, infrastructure and manufacturing areas, which we expect to benefit from an economic growth rate of 9% to 10% in 2007. In the domestic sector, we have identified winery, tourism and retail conglomerates, where we believe corporate restructuring may unlock shareholder value. Enhancing profitability through greater competitiveness and streamlined corporate structures is now considered a top priority in corporate China. In the infrastructure area, we have focused on railways and environmental control companies. In the manufacturing sector, we have favored such areas as aviation and telecommunications companies. We also have increased the fund's exposure to China's "B share" market, whose shares originally were reserved for overseas investors. We believe "B shares" are likely to appreciate as government regulations on these investments are relaxed. We also continue to investigate opportunities in the "A share" market.

November 15, 2006

Emerging markets, such as those of China and Taiwan, tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of companies located in emerging markets are often subject to rapid and large changes in price. An investment in this fund should be considered only as a supplement to a complete investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
A significant portion of the fund's performance was attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2] *SOURCE: BLOOMBERG L.P. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Hang Seng Index is a capitalization-weighted index of approximately 33 companies that represent 70 percent of the total market capitalization of the Stock Exchange of Hong Kong. The components of the index are divided into 4 subindices: Commerce, Finance, Utilities and Properties.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Greater China Fund
Class A shares, Class B shares, Class C shares and Class R shares and the Hang Seng Index

† Source: Bloomberg L.P.
Past performance is not predictive of future performance.
A significant portion of the fund's past performance was attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. IPOs tend to have a reduced effect on performance as a fund's asset base grows.
The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class R shares of Dreyfus Premier Greater China Fund on 5/12/98 (inception date) to a $10,000 investment made in the Hang Seng Index (the "Index") on that date. For comparative purposes, the value of the Index on 4/30/98 is used as the beginning value on 5/12/98. All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class R shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is a capitalization-weighted index of approximately 33 companies that represent 70 percent of the total market capitalization of the Stock Exchange of Hong Kong. The components of the Index are divided into four subindices: Commerce, Finance, Utilities and Properties. The Index does not take into account charges, fees and other expenses. The Index reflects reinvestment of net dividends and where applicable, capital gain distribution. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/06*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**5/12/98**	**51.41%**	**19.70%**	**15.05%**
without sales charge	**5/12/98**	**60.66%**	**21.13%**	**15.86%**
Class B shares				
with applicable redemption charge †	**5/12/98**	**55.37%**	**19.98%**	**15.20%**
without redemption	**5/12/98**	**59.37%**	**20.17%**	**15.20%**
Class C shares				
with applicable redemption charge ††	**5/12/98**	**58.44%**	**20.21%**	**14.97%**
without redemption	**5/12/98**	**59.44%**	**20.21%**	**14.97%**
Class R shares	**5/12/98**	**61.14%**	**21.50%**	**16.20%**
Class T shares				
with applicable sales charge (4.5%)	**3/1/00**	**52.88%**	**19.76%**	**5.05%**
without sales charge	**3/1/00**	**60.07%**	**20.86%**	**5.78%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

†   The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Greater China Fund from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 9.41	$ 13.46	$ 13.26	$ 7.95	$ 10.91
Ending value (after expenses)	$996.10	$991.90	$992.30	$997.50	$994.40

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 9.50	$ 13.59	$ 13.39	$ 8.03	$ 11.02
Ending value (after expenses)	$1,015.78	$1,011.70	$1,011.90	$1,017.24	$1,014.27

† *Expenses are equal to the fund's annualized expense ratio of 1.87% for Class A, 2.68% for Class B, 2.64% for Class C, 1.58% for Class R and 2.17% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2006

Common Stocks−95.5%	Shares	Value ($)
China−61.1%		
Aluminum Corp. of China, Cl. H	8,478,000	5,919,295
AviChina Industry & Technology, Cl. H	40,814,000	4,040,886
Beauty China Holdings	4,340,000	2,507,221
Beijing Capital Land, Cl. H	15,000,000	6,480,481
Bengang Steel Plates, Cl. B	20,301,925	9,736,947
China Life Insurance, Cl. H	2,843,000	5,987,803
China Merchants Bank, Cl. H	2,630,000 [a]	4,105,359
China Milk Products Group	1,934,000 [a]	1,452,455
China Oilfield Services, Cl. H	4,864,000	2,733,076
China Petroleum & Chemical, Cl. H	16,300,000	11,275,780
China Shineway Pharmaceutical Group	6,097,000	3,763,000
China Telecom, Cl. H	27,750,000	10,454,598
ChinaSoft International	16,470,000	2,795,402
Dalian Refrigeration	810,000	371,222
Dongfang Electrical Machinery, Cl. H	4,480,000	8,640,642
Golding Soft	5,220,000 [a]	10,739
Guangshen Railway, Cl. H	24,178,000	11,378,321
Guangzhou Pharmaceutical, Cl. H	5,226,000	3,359,821
Hunan Non-Ferrous Metal, Cl. H	9,848,000 [a]	4,672,520
Industrial and Commercial Bank of China, Cl. H	37,600,000 [a]	16,824,564
Lianhua Supermarket Holdings, Cl. H	4,329,000	5,482,777
Midas Holdings	4,576,000	2,922,601
PetroChina, Cl. H	3,080,000	3,390,012
PICC Property & Casualty, Cl. H	16,188,000 [a]	5,786,484
Shandong Chenming Paper, Cl. B	9,741,500	4,784,824
Shanghai Friendship Group, Cl. B	9,622,206	7,187,788
Sino-Environment Technology Group	11,092,000 [a]	9,042,198
The9, ADR	287,511 [a]	6,788,135
Tom Online	12,934,000 [a]	2,128,725
Xinjiang Tianye Water Saving Irrigation System, Cl. H	15,510,000	3,091,151
Yanlord Land Group	7,050,000 [a]	6,561,718
Yantai Changyu Pioneer Wine, Cl. B	1,276,714	4,350,270
Zijin Mining Group, Cl. H	4,464,000	2,594,414
ZTE, Cl. H	1,695,600	6,257,229
		186,878,458

Common Stocks (continued)	Shares		Value ($)
Hong Kong–30.7%			
Calyon (warrants 4/17/07)	25,150,000	a	2,263,668
China Insurance International Holdings	6,690,000	a	5,763,385
China Mobile	500,000		4,082,446
China Petroleum (warrants 1/19/07)	18,000,000	a	2,013,578
China Power International Development	12,829,000		6,136,383
China Sciences Conservational Power	19,450,000	a,b	875,315
China Telecom (warrants 11/27/06)	30,000,000	a	1,350,100
China Telecom (warrants 5/14/07)	30,000,000	a	925,783
China Travel International Investment Hong Kong	34,450,000		7,796,122
CITIC International Financial Holdings	9,532,000		6,397,809
CITIC Pacific	1,097,000		3,371,175
COFCO International	6,771,000		6,033,409
Comba Telecom System Holdings	7,172,000		2,489,894
Dynasty Fine Wines Group	20,000,000		7,714,859
Hongkong Land Holdings	687,000		2,583,120
Hua Han Bio-Pharmaceutical Holdings, Cl. H	24,402,000		4,549,568
Industrial and Commercial Bank of China (Asia)	3,676,000		6,324,240
Ju Teng International Holdings	17,290,000	a	2,890,115
Kerry Properties	1,000,000		3,690,274
L.K. Technology Holdings	20,090,000	a	2,686,520
Lifestyle International Holdings	1,629,500		3,159,602
New Heritage Holdings	15,700,000		1,291,982
Tianjin Development Holdings	8,714,000		5,848,773
Wasion Meters Group	8,410,000		3,514,440
			93,752,560
Taiwan–3.2%			
Everlight Electronics	434		1,145
Nan Ya Printed Circuit Board	843,000		5,450,594
Shin Kong Financial Holding	4,784,631		4,240,185
			9,691,924

Common Stocks (continued)	Shares	Value ($)
United States—.5%		
Far East Energy	1,327,000 [a]	1,486,240
Far East Energy (warrants)	625,000 [a]	0
		1,486,240
Total Investments (cost $259,176,915)	**95.5%**	**291,809,182**
Cash and Receivables (Net)	**4.5%**	**13,591,215**
Net Assets	**100.0%**	**305,400,397**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *The value of this security has been determined in good faith under the direction of the Board of Directors.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Consumer Discretionary	15.7	Energy	6.5
Financial	15.7	Telecommunication Services	6.3
Industrial	13.3	Health Care	3.8
Banks	11.0	Other	4.6
Technology	9.5		
Materials	9.1		**95.5**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	259,176,915	291,809,182
Cash		2,724,732
Cash denominated in foreign currencies	8,393,859	8,403,166
Receivable for investment securities sold		5,044,967
Receivable for shares of Common Stock subscribed		1,083,065
Dividends receivable		225,815
Prepaid expenses		18,005
		309,308,932
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		465,805
Payable for investment securities purchased		2,666,865
Payable for shares of Common Stock redeemed		483,146
Accrued expenses		292,719
		3,908,535
Net Assets ($)		**305,400,397**
Composition of Net Assets ($):		
Paid-in capital		226,780,390
Accumulated investment (loss)–net		(602,339)
Accumulated net realized gain (loss) on investments		46,576,276
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		32,646,070
Net Assets ($)		**305,400,397**

Net Asset Value Per Share	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	165,363,314	33,402,010	86,666,051	18,751,829	1,217,193
Shares Outstanding	5,331,279	1,130,958	2,931,775	596,615	40,209
Net Asset Value Per Share ($)	**31.02**	**29.53**	**29.56**	**31.43**	**30.27**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2006

Investment Income ($):	
Cash dividends (net of $127,871 foreign taxes withheld at source)	5,207,430
Interest	12,734
Total Income	**5,220,164**
Expenses:	
Management fee–Note 3(a)	2,840,046
Shareholder servicing costs–Note 3(c)	873,683
Distribution fees–Note 3(b)	702,159
Custodian fees	365,035
Registration fees	90,551
Professional fees	89,848
Directors' fees and expenses–Note 3(d)	42,909
Prospectus and shareholders' reports	34,249
Miscellaneous	19,668
Total Expenses	**5,058,148**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(78,605)
Net Expenses	**4,979,543**
Investment Income–Net	**240,621**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	48,242,447
Net realized gain (loss) on options transactions	(501,004)
Net realized gain (loss) on forward currency exchange contracts	(574,987)
Net Realized Gain (Loss)	**47,166,456**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	31,508,736
Net Realized and Unrealized Gain (Loss) on Investments	**78,675,192**
Net Increase in Net Assets Resulting from Operations	**78,915,813**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended October 31, | |
	2006	2005
Operations ($):		
Investment income–net	240,621	324,413
Net realized gain (loss) on investments	47,166,456	(392,308)
Net unrealized appreciation (depreciation) on investments	31,508,736	(378,635)
Net Increase (Decrease) in Net Assets Resulting from Operations	**78,915,813**	**(446,530)**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(42,341)	(478,111)
Class B shares	–	(17,881)
Class C shares	–	(42,014)
Class R shares	(9,713)	(40,559)
Class T shares	–	(3,939)
Net realized gain on investments:		
Class A shares	–	(603,177)
Class B shares	–	(183,278)
Class C shares	–	(362,645)
Class R shares	–	(38,686)
Class T shares	–	(6,946)
Total Dividends	**(52,054)**	**(1,777,236)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	125,360,265	25,455,808
Class B shares	10,088,044	5,054,046
Class C shares	42,577,169	14,064,308
Class R shares	33,060,006	808,053
Class T shares	1,025,598	1,156,807

	Year Ended October 31,	
	2006	2005
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	33,289	824,935
Class B shares	–	152,463
Class C shares	–	219,860
Class R shares	8,607	68,811
Class T shares	–	7,761
Cost of shares redeemed:		
Class A shares	(67,011,749)	(30,046,440)
Class B shares	(8,343,532)	(5,243,336)
Class C shares	(18,741,572)	(14,070,703)
Class R shares	(19,869,755)	(2,597,821)
Class T shares	(724,629)	(1,359,927)
Increase (Decrease) in Net Assets **from Capital Stock Transactions**	**97,461,741**	**(5,505,375)**
Total Increase (Decrease) in Net Assets	**176,325,500**	**(7,729,141)**
Net Assets ($):		
Beginning of Period	129,074,897	136,804,038
End of Period	**305,400,397**	**129,074,897**
Undistributed investment income (loss)–net	(602,339)	51,789

	Year Ended October 31,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	4,346,522	1,219,692
Shares issued for dividends reinvested	1,545	39,641
Shares redeemed	(2,400,824)	(1,442,338)
Net Increase (Decrease) in Shares Outstanding	**1,947,243**	**(183,005)**
Class B[a]		
Shares sold	369,187	251,559
Shares issued for dividends reinvested	–	7,589
Shares redeemed	(326,226)	(261,481)
Net Increase (Decrease) in Shares Outstanding	**42,961**	**(2,333)**
Class C		
Shares sold	1,529,838	698,048
Shares issued for dividends reinvested	–	10,933
Shares redeemed	(741,776)	(703,339)
Net Increase (Decrease) in Shares Outstanding	**788,062**	**5,642**
Class R		
Shares sold	1,120,363	38,181
Shares issued for dividends reinvested	395	3,272
Shares redeemed	(686,656)	(123,086)
Net Increase (Decrease) in Shares Outstanding	**434,102**	**(81,633)**
Class T		
Shares sold	35,069	55,136
Shares issued for dividends reinvested	–	380
Shares redeemed	(27,506)	(67,284)
Net Increase (Decrease) in Shares Outstanding	**7,563**	**(11,768)**

[a] *During the period ended October 31, 2006, 34,258 Class B shares representing $894,279 were automatically converted to 32,730 Class A shares and during the period ended October 31, 2005, 15,623 Class B shares representing $315,213 were automatically converted to 15,037 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	19.32	19.64	19.18	12.26	12.32
Investment Operations:					
Investment income—net [a]	.12	.12	.21	.10	.09
Net realized and unrealized gain (loss) on investments	11.59	(.15)	.48	6.88	(.11)
Total from Investment Operations	11.71	(.03)	.69	6.98	(.02)
Distributions:					
Dividends from investment income—net	(.01)	(.13)	(.04)	(.06)	(.04)
Dividends from net realized gain on investments	–	(.16)	(.19)	–	–
Total Distributions	(.01)	(.29)	(.23)	(.06)	(.04)
Net asset value, end of period	31.02	19.32	19.64	19.18	12.26
Total Return (%) [b]	60.66	(.29)	3.70	57.25	(.19)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.92	2.05	2.09	2.82	3.80
Ratio of net expenses to average net assets	1.88	2.04	2.09	2.25	2.25
Ratio of net investment income to average net assets	.44	.56	1.02	.68	.61
Portfolio Turnover Rate	188.08	178.32	154.41	194.40	327.93
Net Assets, end of period ($ x 1,000)	165,363	65,371	70,072	33,324	5,165

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class B Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	18.53	18.89	18.56	11.89	12.00
Investment Operations:					
Investment income (loss)−net[a]	(.14)	(.05)	.08	.00[b]	(.01)
Net realized and unrealized gain (loss) on investments	11.14	(.13)	.44	6.67	(.10)
Total from Investment Operations	11.00	(.18)	.52	6.67	(.11)
Distributions:					
Dividends from investment income−net	−	(.02)	−	−	−
Dividends from net realized gain on investments	−	(.16)	(.19)	−	−
Total Distributions	−	(.18)	(.19)	−	−
Net asset value, end of period	29.53	18.53	18.89	18.56	11.89
Total Return (%)[c]	59.37	(1.08)	2.88	56.10	(1.00)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.73	2.84	2.87	3.66	4.58
Ratio of net expenses to average net assets	2.70	2.83	2.86	3.00	3.00
Ratio of net investment income (loss) to average net assets	(.55)	(.23)	.38	.01	(.08)
Portfolio Turnover Rate	188.08	178.32	154.41	194.40	327.93
Net Assets, end of period ($ x 1,000)	33,402	20,160	20,601	6,420	1,565

[a] *Based on average shares outstanding at each month end.*

[b] *Amount represents less than $.01 per share.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

Class C Shares	Year Ended October 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	18.54	18.91	18.57	11.90	12.01
Investment Operations:					
Investment income (loss)−net [a]	(.11)	(.04)	.07	(.01)	(.00)[b]
Net realized and unrealized gain (loss) on investments	11.13	(.15)	.46	6.68	(.11)
Total from Investment Operations	11.02	(.19)	.53	6.67	(.11)
Distributions:					
Dividends from investment income−net	−	(.02)	(.00)[b]	(.00)[b]	−
Dividends from net realized gain on investments	−	(.16)	(.19)	−	−
Total Distributions	−	(.18)	(.19)	(.00)[b]	−
Net asset value, end of period	29.56	18.54	18.91	18.57	11.90
Total Return (%)[c]	59.44	(1.07)	2.90	56.08	(.92)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.69	2.82	2.83	3.42	4.55
Ratio of net expenses to average net assets	2.66	2.82	2.83	2.97	3.00
Ratio of net investment income (loss) to average net assets	(.42)	(.21)	.33	(.08)	(.00)[d]
Portfolio Turnover Rate	188.08	178.32	154.41	194.40	327.93
Net Assets, end of period ($ x 1,000)	86,666	39,748	40,423	14,363	984

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Amount represents less than .01%.*
See notes to financial statements.

	Year Ended October 31,				
Class R Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	19.56	19.88	19.38	12.36	12.41
Investment Operations:					
Investment income−net [a]	.33	.14	.28	.14	.11
Net realized and unrealized gain (loss) on investments	11.60	(.13)	.48	6.97	(.08)
Total from Investment Operations	11.93	.01	.76	7.11	.03
Distributions:					
Dividends from investment income−net	(.06)	(.17)	(.07)	(.09)	(.08)
Dividends from net realized gain on investments	–	(.16)	(.19)	–	–
Total Distributions	(.06)	(.33)	(.26)	(.09)	(.08)
Net asset value, end of period	31.43	19.56	19.88	19.38	12.36
Total Return (%)	61.14	(.04)	3.96	57.93	.10
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.62	1.77	1.80	2.56	3.63
Ratio of net expenses to average net assets	1.58	1.77	1.80	1.92	2.00
Ratio of net investment income to average net assets	1.13	.68	1.28	1.04	.78
Portfolio Turnover Rate	188.08	178.32	154.41	194.40	327.93
Net Assets, end of period ($ x 1,000)	18,752	3,179	4,854	1,570	310

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended October 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	18.91	19.26	18.83	12.07	12.15
Investment Operations:					
Investment income−net [a]	.01	.17	.18	.21	.10
Net realized and unrealized gain (loss) on investments	11.35	(.27)	.46	6.64	(.13)
Total from Investment Operations	11.36	(.10)	.64	6.85	(.03)
Distributions:					
Dividends from investment income−net	−	(.09)	(.02)	(.09)	(.05)
Dividends from net realized gain on investments	−	(.16)	(.19)	−	−
Total Distributions	−	(.25)	(.21)	(.09)	(.05)
Net asset value, end of period	30.27	18.91	19.26	18.83	12.07
Total Return (%) [b]	60.07	(.58)	3.44	57.16	(.32)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.28	2.29	2.43	3.46	5.80
Ratio of net expenses to average net assets	2.25	2.29	2.40	2.36	2.50
Ratio of net investment income to average net assets	.02	.81	.85	1.51	.69
Portfolio Turnover Rate	188.08	178.32	154.41	194.40	327.93
Net Assets, end of period ($ x 1,000)	1,217	617	855	295	20

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Greater China Fund (the "fund") is a separate non-diversified portfolio of Dreyfus Premier International Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Hamon U.S. Investment Advisors Limited ("Hamon") serves as the fund's sub-investment adviser. Hamon is an affiliate of Dreyfus.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 200 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures and options are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $34,231,325, undistributed capital gains $17,156,524 and unrealized appreciation $27,232,158.

The tax character of distributions paid to shareholders during the fiscal years ended October 31, 2006 and October 31, 2005, were as follows: ordinary income $52,054 and $934,087 and long-term capital gains $0 and $843,149, respectively.

During the period ended October 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency gains and losses, the fund decreased accumulated undistributed investment income-net by $842,695 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2006, the fund did not borrow under either line of credit.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Hamon, Dreyfus pays Hamon a fee payable monthly at the annual rate of .625% of the value of the fund's average daily net assets.

During the period ended October 31, 2006, the Distributor retained $284,533 and $4,812 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $129,842 and $74,326 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended October 31, 2006, Class B, Class C and Class T shares were charged $218,194, $481,465 and $2,500, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2006, Class A, Class B, Class C and Class T shares were charged $303,186, $72,731, $160,489 and $2,500, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2006, the fund was charged $141,461 pursuant to the transfer agency agreement.

During the period ended October 31, 2006, the fund was charged $4,164 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $309,083, Rule 12b-1 distribution plan fees $73,136, shareholder services plan fees $58,023, chief compliance officer fees $1,363 and transfer agency per account fees $24,200.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended October 31, 2006, amounted to $492,714,866 and $399,710,875, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At October 31, 2006, there were no forward currency exchange contracts outstanding.

At October 31, 2006, the cost of investments for federal income tax purposes was $264,590,827; accordingly, accumulated net unrealized appreciation on investments was $27,218,355, consisting of $42,648,517 gross unrealized appreciation and $15,430,162 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Greater China Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Greater China Fund (one of the funds comprising Dreyfus Premier International Funds, Inc.) as of October 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Greater China Fund at October 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 11, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each share-holder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended October 31, 2006:

—the total amount of taxes paid to foreign countries was $127,871

—the total amount of income sourced from foreign countries was $4,659,956

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2006 calendar year with Form 1099-DIV which will be mailed by January 31, 2007.

For the fiscal year ended October 31, 2006, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $52,054 represents the maximum amount that may be considered qualified dividend income.

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors held on May 24, 2006, the Board considered the re-approval of the Fund's Management Agreement, pursuant to which the Manager provides the Fund with investment advisory and administrative services, and the re-approval of the Sub-Investment Advisory Agreement between the Manager and Hamon U.S. Investment Advisors Limited (the "Sub-Adviser"), pursuant to which the Sub-Adviser provides day-to-day management of the Fund's investments subject to the Manager's oversight. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and the Sub-Adviser.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the Fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the Fund by Dreyfus pursuant to the Management Agreement and by the Sub-Adviser pursuant to the Sub-Investment Advisory Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the Fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the Fund, as well as other funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the Fund's distribution channels. The Board also reviewed the number of shareholder accounts in the Fund, as well as the Fund's asset size.

The Board members considered the research and portfolio management capabilities of the Manager and the Sub-Adviser and the Manager's oversight of day-to-day Fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure, as well as the Manager's supervisory activities over the Sub-Adviser.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the Fund's performance, management fee and expense ratio over various periods, placing a significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of investment company data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total returns. The Fund's total returns were compared to those of a Performance Universe, consisting of all funds with the same Lipper classification, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the Fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of all retail funds with the same Lipper classification, and an Expense Group, which was identical to the Performance Group. As part of its review of expenses, the Board also considered other Fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of Fund expenses.

In its review of performance, the Board noted that the Fund met or exceeded the median total return of the Performance Group and the Performance Universe for each period. The Board also noted that the Fund's total return ranked first among the Performance Group for the one-year period ended March 31, 2006.

In its review of the Fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the Fund's total expense ratio was at the median of the Expense Group, while the Fund's contractual and actual management fees were slightly higher than the median.

Representatives of the Manager noted that there were no other mutual funds, or institutional or wrap fee separate accounts, that were managed by the Manager or its affiliates, with similar investment objectives, policies and strategies as the Fund. Representatives of the Manager reviewed with the Board members the fees paid to the Sub-Adviser by other accounts managed or sub-advised by the Sub-Adviser with similar investment objectives, policies and strategies as the Fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences in management of the Similar Accounts as compared to managing and providing services to the Fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to the Sub-Adviser and discussed the relationship of the advisory fees paid in light of the Manager's and the Sub-Adviser's performance and the services provided; it was noted that the Similar Accounts paid the Sub-Adviser management fees that were higher than the fee the Manager paid the Sub-Adviser with respect to the Fund. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Sub-Adviser to evaluate the appropriateness and reasonableness of the Fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the Fund. The Board members evaluated the analysis in light of the relevant circumstances for the Fund, and the extent to which economies of scale would be realized as the Fund grows and whether fee levels reflect these economies of scale for the benefit of Fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and the Sub-Adviser from acting as investment adviser and sub-investment adviser, respectively, and noted that there were no soft dollar arrangements with respect to trading the Fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the Fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. Since the Manager, and not the Fund, pays the Sub-Adviser pursuant to the Sub-Investment Advisory Agreement, the Board did not consider the Sub-Adviser's profitability to be relevant to their deliberations. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the Fund was not unreasonable given the Fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Board members expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the Fund's Management Agreement and

Sub-Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and the Sub-Adviser are adequate and appropriate.
- The Board was satisfied with the Fund's overall performance.
- The Board concluded that the fee paid to the Manager by the Fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the Fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the Fund had been adequately considered by the Manager in connection with the management fee rate charged to the Fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the Fund, the Board would seek to have those economies of scale shared with the Fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Fund's Management Agreement with the Manager and Sub-Investment Advisory Agreement with the Sub-Adviser was in the best interests of the Fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 189

————————

Gordon J. Davis (65)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 24

————————

David P. Feldman (66)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

Lynn Martin (66)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its
  Council for the Advancement of Women from March 1993-September 2005
• Advisor to Ameritech (11/05 to present)

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• AT&T Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Chicago Council on Foreign Relations

No. of Portfolios for which Board Member Serves: 9

——————————

Daniel Rose (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate
  development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 18

——————————

Philip L. Toia (73)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 9

Sander Vanocur (78)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 18

————————

Anne Wexler (76)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in
  government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Greater China Fund**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Hamon U.S. Investment Advisors Ltd.
4310-4315 Jardine House
1 Connaught Place, Central
Hong Kong

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0130AR1006

Dreyfus Premier International Growth Fund

ANNUAL REPORT October 31, 2006



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier International Growth Fund, covering the 12-month period from November 1, 2005, through October 31, 2006.

Although reports of slower economic growth and declining housing prices in the United States recently have raised economic concerns among both U.S. and international investors, we believe that neither a domestic recession nor a major shortfall in global growth is likely. Stimulative monetary policies among many central banks over the last several years have left a legacy of ample financial liquidity worldwide, which should continue to support global economic growth. Indeed, most nations' monetary policies have so far tightened only from stimulative to neutral, leaving room for further expansion.

The international equity markets seem to concur with our view that global economic conditions remain sound, as evidenced by higher stock prices over the past 12 months across most geographic regions and market capitalizations. However, investors anticipating more subdued profit growth in a slower-growth economy recently have begun to favor high-quality, multinational companies and other businesses with the ability to sustain profitability in a variety of economic environments. This pattern is consistent with previous mid-cycle slowdowns. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



DISCUSSION OF FUND PERFORMANCE

Remi Browne, Portfolio Manager

How did Dreyfus Premier International Growth Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2006, the fund produced total returns of 26.27% for its Class A Shares, 25.19% for its Class B Shares, 25.24% for its Class C shares, 26.57% for its Class R shares and 25.65% for its Class T shares.[1] For comparison purposes, the Morgan Stanley Capital International World ex U.S. Index produced a total return of 27.46%.[2]

Despite rising interest rates in many parts of the world, global equity markets generally flourished during the reporting period as companies continued to report impressive earnings. The fund participated in this robust environment, but produced modestly lower returns than its benchmark, due primarily to a handful of individual stocks that gained value but lagged the averages.

What is the fund's investment approach?

The fund invests primarily in growth stocks of foreign companies. Normally, the fund invests at least 80% of its assets in stocks, including common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

In choosing stocks, we seek to identify companies with positive growth characteristics and improving business momentum yet recognized by the market. We look to add value through security selection and earnings growth and valuation (as measured by traditional value measures, such as price-to-earnings, price-to-cash flow and price-to-book value). Companies are then ranked within region, country and economic sector. Higher ranked companies then are reviewed, and an investment decision made, using traditional fundamental techniques.

What other factors influenced the fund's performance?

Global economic growth and subdued inflation helped to bolster investor sentiment, fueling broad-based rallies in equity markets throughout the world. As a result, many international equity markets delivered double-digit returns. However, international growth stocks, on which the fund primarily focuses, lagged value-oriented stocks during the reporting period.

Europe generally led the world's equity markets higher as business confidence grew along with corporate earnings and mergers-and-acquisition activity reached its highest level on record. Top-performing markets included Spain, Portugal and Ireland. Also notable were the United Kingdom, which experienced an economic rebound, and Germany, where consumer spending rose. In Japan, stock market gains, while positive, trailed the European markets. The Japanese market's advance was constrained, in part, by the Bank of Japan's efforts to control domestic growth. The BOJ ended quantitative easing, their ultra liberal monetary policy, and raised interest rates to tame their strengthening economy.

The fund's stock selection strategy was especially successful in Hong Kong, the Netherlands, and Germany. In terms of economic sectors, the financials area contributed substantially to the fund's relative performance. The fund benefited from its relatively heavy position in the Netherlands' ING Groep N.V., which rose sharply, despite expectations of higher interest rates. The company gained market share in the Asia-Pacific region and continued to benefit from its quality online business, ING Direct.

Also contributing to the fund's relative performance were its holdings in the telecommunications sector, which was one of the weaker sectors in the benchmark. Wireless operator China Mobile was a primary contributor to the fund's performance. The company was able to increase market share and subscriber growth and slow the decline in prices. In Norway, telecommunications carrier Telenor had been expanding its overseas business and received encouraging results from its stake in a Russian mobile service operator. The fund also performed well in the materials sector, with mining companies achieving higher profit margins as global commodity prices surged amid strong industrial demand. U.K.-based Xstrata gained value as its accretive acquisition of Falconbridge was viewed positively by the marketplace.

Some laggards among individual stocks, however, detracted from the fund's relative performance. Japanese consumer electronics maker Sony experienced internal problems along with delays of its PS3 video game system. Canadian energy companies Trican Well Services and Nexen suffered from production issues and a drop in fuel prices, respectively. In the industrial sector, Netherlands-based aeronautics company European Aeronautics Defense and Space N.V. declined as the company experienced major problems at its Airbus unit, specifically delays with their new A380 airplane.

What is the fund's current strategy?

We have maintained our strategy of allocating the fund's assets to various geographical and market sectors in proportions that roughly match those of the benchmark, which we believe enables us to add value through our bottom-up security selection process. We continue to look for companies that combine above average earnings growth and strong business momentum that trade at reasonable valuations.

November 15, 2006

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share prices and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities.*

FUND PERFORMANCE



Dreyfus Premier International Growth Fund (Class A shares)	——————
Dreyfus Premier International Growth Fund (Class B shares)	··········
Dreyfus Premier International Growth Fund (Class C shares)	————
Dreyfus Premier International Growth Fund (Class R shares)	··········
Morgan Stanley Capital International World ex U.S. Index†	——————

Comparison of change in value of $10,000 investment in Dreyfus Premier International Growth Fund Class A shares, Class B shares, Class C shares and Class R shares and the Morgan Stanley Capital International World ex U.S. Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B, Class C and Class R shares of Dreyfus Premier International Growth Fund on 10/31/96 to a $10,000 investment made in the Morgan Stanley Capital International World ex U.S. Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class R shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		**18.96%**	**11.34%**	**4.30%**	
without sales charge		**26.27%**	**12.66%**	**4.92%**	
Class B shares					
with applicable redemption charge [†]		**21.19%**	**11.40%**	**4.41%**	
without redemption		**25.19%**	**11.66%**	**4.41%**	
Class C shares					
with applicable redemption charge [††]		**24.24%**	**11.65%**	**4.03%**	
without redemption		**25.24%**	**11.65%**	**4.03%**	
Class R shares		**26.57%**	**12.76%**	**5.07%**	
Class T shares					
with applicable sales charge (4.5%)	**3/1/00**	**19.95%**	**10.52%**	**–**	**(4.16)%**
without sales charge	**3/1/00**	**25.65%**	**11.55%**	**–**	**(3.50)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

[†] *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

[††] *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Growth Fund from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.91	$ 12.06	$ 12.01	$ 7.09	$ 10.14
Ending value (after expenses)	$1,024.70	$1,019.50	$1,019.60	$1,025.00	$1,021.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.88	$ 12.03	$ 11.98	$ 7.07	$ 10.11
Ending value (after expenses)	$1,017.39	$1,013.26	$1,013.31	$1,018.20	$1,015.17

† *Expenses are equal to the fund's annualized expense ratio of 1.55% for Class A, 2.37% for Class B, 2.36% for Class C, 1.39% for Class R and 1.99% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2006

Common Stocks—95.7%	Shares	Value ($)
Australia—3.2%		
BHP Billiton	55,400	1,170,662
QBE Insurance Group	11,800	225,765
		1,396,427
Belgium—2.7%		
Delhaize Group	5,700	460,974
InBev	12,800	721,269
		1,182,243
Canada—6.3%		
Bank of Nova Scotia	5,100	224,171
Barrick Gold	13,500	418,264
Canadian National Railway	12,500	596,246
Cognos	6,300 [a]	229,734
Nexen	3,500	186,921
Shaw Communications, Cl. B	11,700	384,193
Suncor Energy	3,100	238,387
Teck Cominco, Cl. B	6,700	493,778
		2,771,694
China—1.0%		
Foxconn International Holdings	136,000 [a]	**451,165**
Denmark—1.3%		
Carlsberg, Cl. B	2,830	243,301
Novo Nordisk, Cl. B	4,100	309,654
		552,955
France—10.0%		
BNP Paribas	5,832	641,398
Capgemini	3,900	221,554
Groupe Danone	3,100	454,316
PPR	1,700	253,699
Sanofi-Aventis	4,527	384,892
Schneider Electric	4,000	415,661
Societe Generale	3,750	623,300
Total	9,752	660,441
Vivendi	19,900	753,747
		4,409,008

Common Stocks (continued)	Shares	Value ($)
Germany–5.7%		
BASF	6,210	547,486
Bayerische Motoren Werke	3,900	223,944
Continental	3,700	413,724
E.ON	1,920	229,420
MAN	4,100	364,552
Merck	5,070	534,941
ThyssenKrupp	5,700	211,604
		2,525,671
Hong Kong–1.7%		
China Mobile	62,700	511,939
Esprit Holdings	25,000	242,054
		753,993
Ireland–.5%		
Allied Irish Banks	8,800	**239,848**
Italy–3.2%		
Banca Intesa	83,600	571,506
Capitalia	33,800	298,807
ENI	18,502	558,132
		1,428,445
Japan–19.0%		
Canon	17,250	925,016
Fujitsu	43,000	350,840
Honda Motor	22,600	800,205
Matsushita Electric Industrial	10,000	209,108
Mitsubishi	28,700	554,732
Mitsubishi Electric	64,900	566,158
Mitsui & Co.	34,000	464,383
Mizuho Financial Group	26	202,574
ORIX	2,240	631,242
Pacific Management	82	232,132
Shin-Etsu Chemical	8,800	577,259
SUMCO	5,500	391,362
Sumitomo Mitsui Financial Group	20	218,944
Sumitomo Trust & Banking	27,000	290,494
Takeda Pharmaceutical	4,600	295,454
TDK	3,100	242,591

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Tokyo Electron	7,800	583,041
Toshiba	34,000	215,181
Toyota Motor	9,800	580,834
		8,331,550
Netherlands—5.0%		
ASML Holding	10,000 [a]	228,767
Heineken	10,400	471,453
ING Groep	23,800	1,054,597
Koninklijke Ahold	20,900 [a]	220,118
SBM Offshore	7,700	227,953
		2,202,888
Norway—3.0%		
Norsk Hydro	10,725	246,541
Orkla	5,900	302,393
Telenor	48,100	759,818
		1,308,752
Spain—3.6%		
ACS-Actividades de Construccion y Servicios	10,800	542,254
Banco Santander Central Hispano	14,700	254,467
Repsol YPF	6,900	229,022
Telefonica	27,900	537,819
		1,563,562
Sweden—1.6%		
Swedish Match	13,000	207,924
Telefonaktiebolaget LM Ericsson, Cl. B	63,700	241,696
Volvo, Cl. B	4,000	250,090
		699,710
Switzerland—7.5%		
ABB	14,900	221,673
Baloise-Holding	3,650	349,296
Credit Suisse Group	9,800	591,073
Holcim	4,500	386,490
Roche Holding	7,260	1,271,011
Swiss Reinsurance	2,700	221,472
UBS	4,530	270,671
		3,311,686

Common Stocks (continued)	Shares	Value ($)
United Kingdom–20.4%		
AstraZeneca	8,100	478,765
Aviva	16,600	245,451
Barclays	16,099	217,311
BG Group	17,400	230,888
BP	69,100	768,603
British Airways	71,800 [a]	629,456
BT Group	82,500	437,970
GlaxoSmithKline	46,000	1,228,688
HBOS	18,100	375,374
HSBC Holdings	12,500	237,056
International Power	96,700	617,593
J Sainsbury	59,300	443,220
Marks & Spencer Group	38,100	477,216
Michael Page International	36,000	277,485
Next	6,100	218,798
Royal Bank of Scotland Group	6,500	231,657
Royal Dutch Shell, Cl. A	7,500	260,142
Vedanta Resources	20,500	571,817
WPP Group	17,900	229,327
Xstrata	18,200	777,813
		8,954,630
Total Common Stocks (cost $32,818,005)		**42,084,227**

Preferred Stocks–1.8%		
Germany;		
Fresenius (cost $655,388)	4,270	**798,583**

Short-Term Investments–.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills; 4.92%, 12/14/06 (cost $69,598)	70,000 [b]	**69,592**

Other Investment−1.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $700,000)	700,000 c	**700,000**
Total Investments (cost $34,242,991)	**99.3%**	**43,652,402**
Cash and Receivables (Net)	**.7%**	**315,935**
Net Assets	**100.0%**	**43,968,337**

^a *Non-income producing security.*
^b *All or partially held by a broker as collateral for open financial futures positions.*
^c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	19.2	Consumer Staples	8.0
Health Care	12.1	Telecommunication Services	5.7
Materials	11.7	Utilities	1.9
Industrial	11.1	Short-Term/Money Market Investment	1.8
Consumer Discretionary	10.9	Futures/Forward Currency	
Information Technology	8.7	Exchange Contracts	.1
Energy	8.2		**99.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2006 ($)
Financial Futures Long				
MSCI PAN EURO	26	785,977	December 2006	28,279
TOPIX	2	275,989	December 2006	(3,702)
				24,577

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	33,542,991	42,952,402
Affiliated issuers	700,000	700,000
Cash		8,577
Cash denominated in foreign currencies	258,854	256,316
Receivable for investment securities sold		90,373
Dividends and interest receivable		60,316
Unrealized appreciation on forward currency exchange contracts–Note 4		9
Prepaid expenses		13,715
		44,081,708
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		46,662
Payable for futures variation margin–Note 4		3,066
Payable for shares of Common Stock redeemed		21
Accrued expenses		63,622
		113,371
Net Assets ($)		**43,968,337**
Composition of Net Assets ($):		
Paid-in capital		45,212,554
Accumulated undistributed investment income–net		181,315
Accumulated net realized gain (loss) on investments		(10,857,152)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $24,577 net unrealized appreciation of financial futures)		9,431,620
Net Assets ($)		**43,968,337**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	39,284,094	2,751,814	1,748,663	148,940	34,826
Shares Outstanding	3,153,691	239,431	159,834	11,707	2,874
Net Asset Value Per Share ($)	**12.46**	**11.49**	**10.94**	**12.72**	**12.12**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2006

Investment Income ($):	
Income:	
Cash dividends (net of $94,829 foreign taxes withheld at source):	
Unaffiliated issuers	869,049
Affiliated issuers	20,830
Interest	2,067
Total Income	**891,946**
Expenses:	
Management fee–Note 3(a)	310,831
Shareholder servicing costs–Note 3(c)	151,309
Registration fees	60,820
Custodian fees	57,420
Professional fees	33,425
Distribution fees–Note 3(b)	31,153
Prospectus and shareholders' reports	15,240
Directors' fees and expenses–Note 3(d)	8,932
Miscellaneous	17,182
Total Expenses	**686,312**
Less–reduction in management fee due to undertaking–Note 3(a)	(96)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(9,841)
Net Expenses	**676,375**
Investment Income–Net	**215,571**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	5,305,076
Net realized gain (loss) on financial futures	138,467
Net realized gain (loss) on forward currency exchange contracts	(22,374)
Net Realized Gain (Loss)	**5,421,169**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($2,375) net unrealized (depreciation) on financial futures]	3,781,238
Net Realized and Unrealized Gain (Loss) on Investments	**9,202,407**
Net Increase in Net Assets Resulting from Operations	**9,417,978**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2006	2005
Operations ($):		
Investment income–net	215,571	282,765
Net realized gain (loss) on investments	5,421,169	3,940,037
Net unrealized appreciation (depreciation) on investments	3,781,238	3,162,799
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,417,978**	**7,385,601**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(255,718)	(980,992)
Class B shares	(3,223)	(32,498)
Class C shares	(5,191)	(14,421)
Class R shares	(721)	(334)
Class T shares	(98)	(505)
Total Dividends	**(264,951)**	**(1,028,750)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,763,554	5,966,123
Class B shares	673,536	691,625
Class C shares	347,458	367,921
Class R shares	80,404	23,349
Class T shares	5,096	34,268
Dividends reinvested:		
Class A shares	244,082	896,746
Class B shares	2,762	27,633
Class C shares	3,538	9,666
Class R shares	721	334
Class T shares	98	458
Cost of shares redeemed:		
Class A shares	(7,008,739)	(24,119,771)
Class B shares	(924,073)	(802,413)
Class C shares	(132,500)	(143,255)
Class R shares	(2,500)	(20)
Class T shares	(2,890)	(14,986)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(2,949,453)**	**(17,062,322)**
Total Increase (Decrease) in Net Assets	**6,203,574**	**(10,705,471)**
Net Assets ($):		
Beginning of Period	37,764,763	48,470,234
End of Period	**43,968,337**	**37,764,763**
Undistributed investment income–net	181,315	237,365

	Year Ended October 31,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	329,952	643,370
Shares issued for dividends reinvested	23,155	98,112
Shares redeemed	(625,940)	(2,614,513)
Net Increase (Decrease) in Shares Outstanding	**(272,833)**	**(1,873,031)**
Class B[a]		
Shares sold	64,740	80,097
Shares issued for dividends reinvested	282	3,247
Shares redeemed	(88,698)	(93,291)
Net Increase (Decrease) in Shares Outstanding	**(23,676)**	**(9,947)**
Class C		
Shares sold	34,897	43,347
Shares issued for dividends reinvested	380	1,190
Shares redeemed	(13,356)	(17,317)
Net Increase (Decrease) in Shares Outstanding	**21,921**	**27,220**
Class R		
Shares sold	7,215	2,469
Shares issued for dividends reinvested	67	36
Shares redeemed	(213)	(2)
Net Increase (Decrease) in Shares Outstanding	**7,069**	**2,503**
Class T		
Shares sold	447	3,838
Shares issued for dividends reinvested	10	51
Shares redeemed	(252)	(1,633)
Net Increase (Decrease) in Shares Outstanding	**205**	**2,256**

[a] *During the period ended October 31, 2006, 45,645 Class B shares representing $474,930 were automatically converted to 42,293 Class A shares and during the year ended October 31, 2005, 54,558 Class B shares representing $467,559 were automatically converted to 50,601 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	9.94	8.57	7.28	5.97	7.42
Investment Operations:					
Investment income (loss)–net [a]	.07	.07	.09	.03	(.00)[b]
Net realized and unrealized gain (loss) on investments	2.53	1.48	1.42	1.41	(1.45)
Total from Investment Operations	2.60	1.55	1.51	1.44	(1.45)
Distributions:					
Dividends from investment income–net	(.08)	(.18)	(.22)	(.13)	–
Net asset value, end of period	12.46	9.94	8.57	7.28	5.97
Total Return (%) [c]	26.27	18.18	21.40	24.53	(19.54)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.58	1.72	1.95	2.02	1.83
Ratio of net expenses to average net assets	1.55	1.39	1.95	2.02	1.83
Ratio of net investment income (loss) to average net assets	.60	.74	1.08	.45	(.05)
Portfolio Turnover Rate	80.76	64.27	174.49	122.55	146.03
Net Assets, end of period ($ x 1,000)	39,284	34,063	45,440	29,246	26,334

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
See notes to financial statements.

Class B Shares	Year Ended October 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	9.19	7.94	6.75	5.54	6.94
Investment Operations:					
Investment income (loss)−net[a]	(.02)	.00[b]	.02	(.03)	(.07)
Net realized and unrealized					
gain (loss) on investments	2.33	1.37	1.33	1.30	(1.33)
Total from Investment Operations	2.31	1.37	1.35	1.27	(1.40)
Distributions:					
Dividends from investment income−net	(.01)	(.12)	(.16)	(.06)	−
Net asset value, end of period	11.49	9.19	7.94	6.75	5.54
Total Return (%)[c]	25.19	17.32	20.30	23.07	(20.17)
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	2.39	2.53	2.78	3.04	2.80
Ratio of net expenses					
to average net assets	2.37	2.19	2.78	3.04	2.80
Ratio of net investment income					
(loss) to average net assets	(.22)	.04	.24	(.60)	(1.11)
Portfolio Turnover Rate	80.76	64.27	174.49	122.55	146.03
Net Assets, end of period ($ x 1,000)	2,752	2,419	2,168	1,936	1,965

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

		Year Ended October 31,			
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	8.77	7.59	6.47	5.30	6.67
Investment Operations:					
Investment income (loss)−net[a]	(.02)	.01	.02	(.02)	(.05)
Net realized and unrealized gain (loss) on investments	2.23	1.30	1.27	1.25	(1.32)
Total from Investment Operations	2.21	1.31	1.29	1.23	(1.37)
Distributions:					
Dividends from investment income−net	(.04)	(.13)	(.17)	(.06)	−
Net asset value, end of period	10.94	8.77	7.59	6.47	5.30
Total Return (%)[b]	25.24	17.35	20.33	23.45	(20.54)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.38	2.48	2.77	2.89	2.71
Ratio of net expenses to average net assets	2.35	2.14	2.77	2.89	2.71
Ratio of net investment income (loss) to average net assets	(.18)	.11	.23	(.41)	(.93)
Portfolio Turnover Rate	80.76	64.27	174.49	122.55	146.03
Net Assets, end of period ($ x 1,000)	1,749	1,210	840	663	563

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class R Shares	Year Ended October 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	10.15	8.72	7.40	6.08	7.45
Investment Operations:					
Investment income–net[a]	.11	.09	.06	.11	.02
Net realized and unrealized gain (loss) on investments	2.57	1.49	1.45	1.30	(1.39)
Total from Investment Operations	2.68	1.58	1.51	1.41	(1.37)
Distributions:					
Dividends from investment income–net	(.11)	(.15)	(.19)	(.09)	–
Net asset value, end of period	12.72	10.15	8.72	7.40	6.08
Total Return (%)	26.57	18.31	20.89	23.21	(18.26)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.33	1.63	2.24	2.21	1.47
Ratio of net expenses to average net assets	1.31	1.28	2.24	2.21	1.47
Ratio of net investment income to average net assets	.91	.98	.69	1.24	.29
Portfolio Turnover Rate	80.76	64.27	174.49	122.55	146.03
Net Assets, end of period ($ x 1,000)	149	47	19	20	32

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

			Year Ended October 31,		
Class T Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	9.68	8.39	7.17	5.84	7.33
Investment Operations:					
Investment income (loss)–net [a]	.03	.08	(.03)	(.06)	(.09)
Net realized and unrealized gain (loss) on investments	2.45	1.40	1.39	1.39	(1.40)
Total from Investment Operations	2.48	1.48	1.36	1.33	(1.49)
Distributions:					
Dividends from investment income–net	(.04)	(.19)	(.14)	–	–
Net asset value, end of period	12.12	9.68	8.39	7.17	5.84
Total Return (%) [b]	25.65	17.87	19.22	22.77	(20.33)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.30	2.13	3.75	3.47	2.72
Ratio of net expenses to average net assets	1.98	1.78	3.75	3.47	2.72
Ratio of net investment income (loss) to average net assets	.23	.77	(.44)	(1.05)	(1.14)
Portfolio Turnover Rate	80.76	64.27	174.49	122.55	146.03
Net Assets, end of period ($ x 1,000)	35	26	3	1	1

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Growth Fund (the "fund") is a separate non-diversified series of Dreyfus Premier International Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series including the fund. The fund's investment objective is to maximize capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC

("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $195,731, accumulated capital losses $10,805,411 and unrealized appreciation $9,365,463.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2006. If not applied, $6,253,182 of the carryover expires in fiscal 2009, $3,503,697 expires in fiscal 2010 and $1,048,532 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2006 and October 31, 2005, were as follows: ordinary income of $264,951 and $1,028,750, respectively.

During the period ended October 31, 2006, as a result of permanent book to tax differences primarily due to the tax treatment for foreign currency gains and losses, the fund decreased accumulated undistributed investment income-net by $6,670 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2006, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken from November 1, 2005 through October 31, 2006, that if the aggregate expenses of the fund exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.50% of the value of the fund's average daily net assets the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $96 during the period ended October 31, 2006.

During the period ended October 31, 2006, the Distributor retained $4,587 and $1 from commissions earned on sales of the fund's Class A and Class T shares and $2,944 and $140 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended October 31, 2006, Class B, Class C and Class T shares were charged $19,582, $11,491 and $80, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2006, Class A, Class B, Class C and Class T shares were charged $92,882, $6,528, $3,830 and $80, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2006, the fund was charged $33,326 pursuant to the transfer agency agreement.

During the period ended October 31, 2006, the fund was charged $4,164 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $27,599, Rule 12b-1 distribution plan fees $2,833, shareholder services plan fees $9,169, chief compliance officer fees $1,363 and transfer agency per account fees $5,730, which are offset against an expense reimbursement currently in effect in the amount of $32.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund invests its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended October 31, 2006, amounted to $32,471,660 and $34,456,175, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation ($)
Sales:				
Canadian Dollar, expiring 11/2/2006	101,362	90,382	90,373	**9**

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses.

When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2006, are set forth in the Statement of Financial Futures.

At October 31, 2006, the cost of investments for federal income tax purposes was $34,309,148; accordingly, accumulated net unrealized appreciation on investments was $9,343,254, consisting of $9,526,679 unrealized appreciation and $183,425 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier International Growth Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Premier International Growth Fund (one of the funds comprising Dreyfus Premier International Funds, Inc.) as of October 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier International Growth Fund at October 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 11, 2006

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended October 31, 2006:

—the total amount of taxes paid to foreign countries was $94,829

—the total amount of income sourced from foreign countries was $308,343

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2006 calendar year with Form 1099-DIV which will be mailed by January 31, 2007.

For the fiscal year ended October 31, 2006, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $27,586 represents the maximum amount that may be considered qualified dividend income.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors held on May 24, 2006, the Board considered the re-approval of the Fund's Management Agreement, pursuant to which the Manager provides the Fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and the Sub-Adviser.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the Fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the Fund by Dreyfus pursuant to the Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the Fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the Fund, as well as other funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the Fund's distribution channels. The Board also reviewed the number of shareholder accounts in the Fund, as well as the Fund's asset size.

The Board members considered the research and portfolio management capabilities of the Manager and the Manager's oversight of day-to-day Fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the Fund's performance, management fee and expense ratio over various periods, placing a significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of investment company data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total returns. The Fund's total returns were compared to those of a Performance Universe, consisting of all retail and institutional funds with the same Lipper classification as the Fund, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the Fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of all retail front-end load funds with the same Lipper classification as the Fund, and an Expense Group, which was identical to the Performance Group. As part of its review of expenses, the Board also considered other Fund expenses, such as transfer agent fees, custody fees, any 12b-1 or non-12b-1 service fees, and other non-management fees, as well as any waivers or reimbursements of Fund expenses.

In its review of performance, the Board noted that the Fund exceeded the median total return of the Performance Group for the one-, two-, three, and four-year periods ended March 31, 2006.and the Performance Universe for each period.

In its review of the Fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the Fund's contractual and actual management fee was the lowest in the Expense Group and the Fund's actual total expense ratio was among the Performance Group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and any differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds, to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the Fund. The Board members evaluated the analysis in light of the relevant circumstances for the Fund, and the extent to which economies of scale would be realized as the Fund grows and whether fee levels reflect these economies of scale for the benefit of Fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser, and noted that there were no soft dollar arrangements with respect to trading the Fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the Fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the Fund was not unreasonable given the Fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Board members expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the Fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the Fund's overall performance.
- The Board concluded that the fee paid to the Manager by the Fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the Fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the Fund had been adequately considered by the Manager in connection with the management fee rate charged to the Fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the Fund, the Board would seek to have those economies of scale shared with the Fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Fund's Management Agreement was in the best interests of the Fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 189

————————

Gordon J. Davis (65)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 24

————————

David P. Feldman (66)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

Lynn Martin (66)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its
  Council for the Advancement of Women from March 1993-September 2005
• Advisor to Ameritech (11/05 to present)

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• AT&T Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Chicago Council on Foreign Relations

No. of Portfolios for which Board Member Serves: 9

——————————

Daniel Rose (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate
  development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 18

——————————

Philip L. Toia (73)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 9

Sander Vanocur (78)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 18

———————

Anne Wexler (76)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

———————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier
International Growth Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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